Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements (Form S-4 Numbers 33-56303, 333-18863 and 333-73800; Form S-3 Numbers 2-87794, 33-23264, 33-34273, 33-11461, 33-42237, 33-51359, 333-84254, 333-84258 and 333-103983; Form S-8 Numbers 2-64887, 2-91834, 33-42627, 333-11861, 33-15841, 333-23441, 333-20385, 333-64315, 333-61827, and 333-82377) of Toys “R” Us, Inc. and Subsidiaries of our reports dated April 28, 2005, with respect to the consolidated financial statements of Toys “R” Us, Inc. and Subsidiaries, Toys “R” Us, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Toys “R” Us, Inc., included in this Annual Report (Form 10-K) for the year ended January 29, 2005.

/s/    Ernst & Young LLP

New York, New York

April 28, 2005